UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3) *
LAKES ENTERTAINMENT, INC.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
51206P109

(CUSIP Number)
Alex R. Lieblong
Key Colony Management, LLC
10825 Financial Centre Parkway, Suite 100,
Little Rock, AR 72211
with a copy to:
W. Scott Wallace
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202-3789
(214) 651-5587

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 26, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Key Colony Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,496,541

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,496,541

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,496,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Key Colony Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		1,496,541

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,496,541

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,496,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Alex R. Lieblong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,496,541

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,496,541

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,496,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on December 17, 2007, as amended by Amendment No. 1 thereto filed on January 15, 2008, and Amendment No. 2 thereto filed on April 29, 2008 (as amended, the “Schedule 13D”). This Amendment No. 3 is filed to disclose a decrease in the percentage of the Common Stock that may be deemed to be beneficially owned by the reporting persons and to disclose that Michael J. Grondahl is no longer employed by Key Colony Fund, L.P. and is no longer a reporting person for purposes of the Schedule 13D. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
     Item 2 is amended and restated in its entirety as follows:
     (a) This statement is being filed jointly by and on behalf of each of Key Colony Fund, L.P. (“Key Colony Fund”), Key Colony Management, LLC (“Key Colony Management”) and Alex R. Lieblong (the “Reporting Persons”).
     (b) The principal business address of each of the Reporting Persons is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211.
     (c) Key Colony Fund is a limited partnership organized under the laws of the State of Delaware and is a private investment partnership.
     Key Colony Management is a limited liability company organized under the laws of the State of Arkansas and its principal business is to serve as the general partner of Key Colony Fund.
     Mr. Lieblong is the managing member of Key Colony Management, and has voting and investment power with respect to shares of Common Stock held by Key Colony Fund and Key Colony Management.
     The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Stock covered by this statement.
     (d) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (e) None of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Lieblong is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and restated in its entirety as follows:
     The source of funds used for the purchases of the shares of Common Stock reported in the Schedule 13D by Key Colony Fund was the available working capital funds of Key Colony Fund. The aggregate funds used by Key Colony Fund to make these purchases was $14,798,102.12, including commissions.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is amended and restated in its entirety as follows:

     (a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons collectively own an aggregate of 1,496,541 shares of Common Stock. All shares of Common Stock reported on this Schedule 13D were purchased by Key Colony Fund.
     Item 5(b) is amended to delete the last sentence.
     Item 5(c) is amended and restated in its entirety as follows:
     (c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions effected by Key Colony Fund:

Transaction			Price		Description
Date	Shares Acquired	Shares Disposed	Per Share		of Transaction
February 24, 2010	1,397	0	2.2000	[1]	Open market purchase
February 26, 2010	2,602	0	2.1799	[1]	Open market purchase
March 18, 2010	0	4,000	2.5428	[2]	Open market sale
March 19, 2010	0	4,000	2.4082	[2]	Open market sale
March 22, 2010	0	3,000	2.4800	[2]	Open market sale
March 23, 2010	0	4,000	2.4426	[2]	Open market sale
March 24, 2010	0	3,100	2.4149	[2]	Open market sale
March 25, 2010	0	2,015	2.3804	[2]	Open market sale
March 26, 2010	0	4,626	2.3662	[2]	Open market sale
March 29, 2010	0	2,075	2.3882	[2]	Open market sale

1.	Excluding commissions of $0.0300 per share.

2.	Excluding commissions of $0.0400 per share.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2010	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC
	Title:	General Partner

	By:	/s/Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

	By: Name:	/s/Alex R. Lieblong Alex R. Lieblong
	Title:	Managing Member

ALEX R. LIEBLONG

	By: Name:	/s/Alex R. Lieblong Alex R. Lieblong

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement